Exhibit 1: Income Statement (Fourth Quarter 2007)

		Ch$ millions		US$ millions (1)%
		Q4'07	Q4'06	Q4'07	Q4'06	Change

Net sales		189.076	179.421	380,5	361,1	5,4%

Cost of goods sold		(84.102)	(80.123)	(169,3)	(161,2)	5,0%
	% of sales	44,5%	44,7%	44,5%	44,7%

Gross profit		104.975	99.298	211,3	199,8	5,7%
	% of sales	55,5%	55,3%	55,5%	55,3%

SG&A		(68.839)	(65.341)	(138,5)	(131,5)	5,4%
	% of sales	36,4%	36,4%	36,4%	36,4%

Operating income		36.135	33.957	72,7	68,3	6,4%
	% of sales	19,1%	18,9%	19,1%	18,9%

Non-operating result
	Financial income	129	1.217	0,3	2,4	-89,4%
	Equity in NI of rel. companies	(1.097)	2	(2,2)	0,0	NM
	Other non-operating income	16.027	1.688	32,3	3,4	849,2%
	Amortization of goodwill	(637)	(713)	(1,3)	(1,4)	-10,7%
	Interest expenses	(2.728)	(2.214)	(5,5)	(4,5)	23,2%
	Other non-operating expenses	(2.186)	(4.621)	(4,4)	(9,3)	-52,7%
	Price level restatement	(2.141)	526	(4,3)	1,1	NM
	Currency exchange result	(94)	259	(0,2)	0,5	NM
	Total	7.275	(3.855)	14,6	(7,8)	NM

Income before taxes		43.410	30.102	87,4	60,6	44,2%
	Income taxes	(7.643)	(5.803)	(15,4)	(11,7)	31,7%
	Tax rate	17,6%	19,3%	17,6%	19,3%

Minority interest		(740)	(32)	(1,5)	(0,1)	2181,2%

Amort. of negative goodwill		11	13	0,0	0,0	-14,0%

Net income		35.038	24.280	70,5	48,9	44,3%
	% of sales	18,5%	13,5%	18,5%	13,5%

Earnings per share		110,01	76,23	0,22	0,15	44,3%
Earnings per ADR		550,05	381,16	1,11	0,77

Weighted avg. shares (millions)		318,5	318,5	318,5	318,5

Depreciation		11.343	11.225	22,8	22,6	1,0%
Amortization		141	150	0,3	0,3	-6,2%
EBITDA		47.619	45.332	95,8	91,2	5,0%
	% of sales	25,2%	25,3%	25,2%	25,3%

Capital expenditures		14.299	9.580	28,8	19,3	49,3%

(1) Exchange rate: US$1.00 = Ch$496.89
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